REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2013

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐ No ☒
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

GRUPO AEROPORTUARIO DEL PACIFICO REPORTS PASSENGER
TRAFFIC INCREASE OF 9.3% FOR MAY 2013

Guadalajara, Jalisco, Mexico – June 7, 2013 - Grupo Aeroportuario del Pacifico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announced today preliminary terminal passenger traffic figures for the month of May 2013 compared to traffic figures for May 2012.

During May 2013, total terminal passengers increased 9.3% compared to the previous year. Domestic passenger traffic increased 9.9%, while international passenger traffic increased 8.1% compared to May 2012.

Domestic Terminal Passengers (in thousands):

Airport	May-12	May-13	% Var	Jan-May12	Jan-May13	% Var
Guadalajara	416.4	454.5	9.1%	1,946.1	2,123.6	9.1%
Tijuana	295.1	338.7	14.8%	1,439.1	1,575.8	9.5%
Los Cabos	74.0	74.5	0.7%	333.9	344.9	3.3%
Puerto Vallarta	63.9	70.6	10.6%	305.3	327.3	7.2%
Hermosillo	100.6	105.6	4.9%	486.5	487.9	0.3%
Guanajuato	47.1	52.0	10.5%	209.6	231.6	10.5%
La Paz	43.5	45.7	5.1%	211.8	221.1	4.4%
Mexicali	39.6	44.1	11.4%	197.6	194.7	-1.5%
Morelia	17.1	17.4	1.7%	87.8	89.0	1.3%
Aguascalientes	24.8	28.7	15.7%	102.2	117.9	15.3%
Los Mochis	15.2	16.2	7.2%	71.5	74.8	4.6%
Manzanillo	5.3	7.3	36.8%	31.0	39.9	28.8%
Total	1,142.5	1,255.3	9.9%	5,422.5	5,828.4	7.5%

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Miguel Aliaga, Institutional and Public Relations Officer	Maria Barona
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 52 (33) 38801100	Tel: 212 406 3691
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

Follow us on Twitter: http://twitter.com/aeropuertosGAP

International Terminal Passengers (in thousands):

Airport	May-12	May-13	% Var	Jan-May12	Jan-May13	% Var
Guadalajara	190.2	199.8	5.0%	983.0	992.9	1.0%
Tijuana	1.9	2.1	7.1%	8.6	9.0	4.9%
Los Cabos	160.4	193.7	20.7%	986.7	1,110.2	12.5%
Puerto Vallarta	101.2	103.0	1.7%	992.8	985.8	-0.7%
Hermosillo	6.4	6.1	-4.7%	32.5	31.5	-2.8%
Guanajuato	31.3	29.8	-4.8%	164.6	152.6	-7.3%
La Paz	2.2	0.7	-66.0%	11.9	6.8	-42.6%
Mexicali	0.3	0.3	-13.5%	1.5	1.5	4.8%
Morelia	14.9	15.2	2.0%	80.5	78.8	-2.1%
Aguascalientes	11.7	11.5	-2.0%	51.1	52.0	1.8%
Los Mochis	0.4	0.4	16.2%	1.8	2.1	18.5%
Manzanillo	2.1	3.1	49.6%	55.2	51.0	-7.6%
Total	523.0	565.6	8.1%	3,370.1	3,474.4	3.1%

Total Terminal Passengers (in thousands):

Airport	May-12	May-13	% Var	Jan-May12	Jan-May13	% Var
Guadalajara	606.6	654.2	7.9%	2,929.2	3,116.5	6.4%
Tijuana	297.0	340.8	14.7%	1,447.7	1,584.8	9.5%
Los Cabos	234.4	268.2	14.4%	1,320.6	1,455.1	10.2%
Puerto Vallarta	165.1	173.6	5.2%	1,298.0	1,313.1	1.2%
Hermosillo	107.1	111.7	4.4%	519.0	519.5	0.1%
Guanajuato	78.3	81.8	4.4%	374.2	384.2	2.7%
La Paz	45.7	46.5	1.7%	223.7	227.9	1.9%
Mexicali	39.9	44.4	11.2%	199.1	196.2	-1.4%
Morelia	32.0	32.5	1.8%	168.3	167.8	-0.3%
Aguascalientes	36.5	40.2	10.0%	153.3	169.8	10.8%
Los Mochis	15.5	16.7	7.4%	73.3	76.9	4.9%
Manzanillo	7.4	10.4	40.3%	86.2	90.9	5.5%
Total	1,665.5	1,820.9	9.3%	8,792.6	9,302.8	5.8%

GAP Passenger Traffic Report May 2013	Page 2 of 3

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis.  In April 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

GAP Passenger Traffic Report May 2013	Page 3 of 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RAUL REVUELTA Raul Revuelta Chief Financial Officer

Date: June 7, 2013